SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

August 1, 2008

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: France Telecom's consolidated financial statements for the six months ended June 30, 2008.

Consolidated
Financial Statements

Six months ended June 30, 2008 and 2007

Year ended December 31, 2007

Avertissement

Cette traduction anglaise des comptes consolidés rédigés en langue française a été préparée pour le confort des lecteurs anglophones. Malgré tout le soin apporté à cette traduction, certaines erreurs, omissions ou approximations peuvent y subsister. France Télécom, ses représentants et ses salariés n’en assumeront aucune responsabilité.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

(page deliberately left blank)

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

CONSOLIDATED INCOME STATEMENT

4

CONSOLIDATED BALANCE SHEET

5

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

6

CONSOLIDATED STATEMENT OF CASH FLOWS

8

NOTE 1

Accounting policies

13

NOTE 2

Segment information

15

NOTE 3

Main acquisitions, disposals of companies and changes in scope of consolidation

20

NOTE 4

 Income tax

20

NOTE 5

Net financial debt

21

NOTE 6

Equity

23

NOTE 7

Litigation, contractual obligations and off-balance sheet commitments

26

NOTE 8

Subsequent events

28

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

CONSOLIDATED INCOME STATEMENT

 (amounts in millions of euros, except for share data)

			Period ended	Period ended
		Note	June 30, 2008	June 30, 2007

Revenues		2	26,304	25,913
External purchases		2	(11,263)	(11,030)
Other operating incomes		2	202	236
Other operating expenses		2	(1,167)	(1,276)
Labour expenses:	- Wages and employee benefit expenses	2	(4,401)	(4,427)
	- Employee profit-sharing	2	(146)	(159)
	- Share-based compensation	2	(41)	(137)
Depreciation and amortization		2	(3,841)	(4,007)
Impairment of non-current assets			22	(15)
Gains (losses) on disposal of assets			10	409
Restructuring costs		2	(202)	(45)
Share of profits (losses) of associates		2	(6)	1
Operating income			5,471	5,463
Interest expenses, net			(1,156)	(1,240)
Foreign exchange gains (losses)			4	1
Discounting expense			(57)	(57)
Finance costs, net			(1,209)	(1,296)
Income tax		4	(1,266)	(543)
Consolidated net income			2,996	3,624
Net income attributable to equity holders of France Telecom S.A.			2,675	3,308
Minority interests		6	321	316

Earnings per share (in euros)

Net income attributable to equity holders of France Telecom S.A.
- basic			1.03	1.27
- diluted			1.00	1.24

The accompanying notes are an integral part of the consolidated financial statements

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

CONSOLIDATED BALANCE SHEET

(amounts in millions of euros)

		Note	At June 30, 2008	At December 31, 2007 (1)

ASSETS
	Goodwill		31,631	31,389
	Other Intangible assets		16,009	16,658
	Property, plant and equipment		27,751	27,849
	Interests in associates		321	282
	Assets available for sale		515	518
	Non-current loans and receivables	5	2,234	1,960
	Non-current financial assets at fair value through profit or loss	5	104	54
	Non-current hedging derivatives assets	5	10	42
	Other non-current assets		34	63
	Deferred tax assets		6,228	7,273
	Total non-current assets		84,837	86,088

	Inventories		837	1,068
	Trade receivables		6,239	6,556
	Current loans and other receivables	5	99	81
	Current financial assets at fair value through profit or loss, excluding cash equivalents	5	78	534
	Current hedging derivatives assets	5	14	12
	Other current assets		2,123	2,035
	Current tax assets		53	111
	Prepaid expenses		831	673
	Cash and cash equivalents	5	3,880	4,025
	Total current assets		14,154	15,095

TOTAL ASSETS			98,991	101,183

(1) Complementary information regarding the effects of the implementation of IFRIC 13 on the balance sheet : see note 1.

The accompanying notes are an integral part of the consolidated financial statements

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

	Note	At June 30, 2008	At December 31, 2007 (1)
EQUITY AND LIABILITIES
Share capital		10,459	10,457
Additional paid-in capital		15,324	15,317
Retained earnings		1,791	2,532
Cumulative translation adjustment		1,783	1,747
Equity attributable to equity holders of France Telecom S.A.		29,357	30,053

Minority interests		4,021	4,470
Total equity	6	33,378	34,523

Non-current trade payables		515	435
Non-current financial liabilities at amortized cost, excluding trade payables	5	34,009	32,532
Non-current financial liabilities at fair value through profit or loss	5	592	154
Non-current hedging derivatives liabilities	5	955	955
Non-current employee benefits		570	535
Non-current provisions		1,341	1,657
Other non-current liabilities		747	870
Deferred tax liabilities		1,303	1,539
Total non-current liabilities		40,032	38,677

Current trade payables		9,356	9,580
Current financial liabilities at amortized cost, excluding trade payables	5	6,701	8,694
Current financial liabilities at fair value through profit or loss	5	708	730
Current hedging derivatives liabilities	5	431	353
Current employee benefits		1,493	1,881
Current provisions		1,622	1,592
Other current liabilities		2,267	1,837
Current tax payables		256	331
Deferred income		2,747	2,985
Total current liabilities		25,581	27,983

TOTAL EQUITY AND LIABILITIES		98,991	101,183

(1) Complementary information regarding the effects of the implementation of IFRIC 13 on the balance sheet : see note 1.

The accompanying notes are an integral part of the consolidated financial statements

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(amounts in millions of euros, except for share data)

		Number of shares in issues	Share capital	Additional paid-in capital

	Note

Balance at January 1, 2007		2,606,673,130	10,427	15,179

Change in accounting policy upon application of IFRIC 13	1

Balance at January 1, 2007 after application of IFRIC 13		2,606,673,130	10,427	15,179

Unrealized foreign exchange gains (losses)
Gains (losses) on financial assets available for sale
Foreign exchange gains (losses) on cash flow hedges
Deferred tax on items recognized directly in equity

Total income and expense recognized directly in equity (A)

Net income for the year 2007 (B)

Total recognized income and expense for the year (A+B)

Allocation of 2006 net income
Capital increase (stock-options exercised)		7,675 781	30	138
Share-based compensation : Employee shareholding plan within the scope of the sale of shares owned by the French State
Share-based compensation : Free share award plan
Share-based compensation : stock options
Purchase of treasury shares
Dividends
Increase of the interest percentage in TP Group
Other movements

Balance at December 31, 2007		2,614 348 911	10,457	15,317

Unrealized foreign exchange gains (losses)
Gains (losses) on financial assets available for sale
Foreign exchange gains (losses) on cash flow hedges
Foreign exchange gains (losses) on net investment hedges
Deferred tax on items recognized directly in equity

Total income and expense recognized directly in equity (A)

Net income for the 2008 first semester (B)

Total recognized income and expense for the period (A+B)

Allocation of 2007 net income
Capital increase (stock-options exercised)	6	435,804	2	7
Share-based compensation : Free share award plan	6
Share-based compensation : stock options	6
Purchase of treasury shares	6
Dividends	6
Increase of the interest percentage in Mobistar	3
Other movements

Balance at June 30, 2008		2,614,784,715	10,459	15,324

The accompanying notes are an integral part of the consolidated financial statements.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Attribuable to equity holders of France Télécom S.A.						Total	Minority interests	Total Equity
Retained earnings					Translation adjustments
Income (expense) recognized directly in equity			Other reserves	Net income
Assets available	Hedging instruments	Deferred taxes
for sale

118	(98)	32	(5,223)	4,139	2,220	26,794	4,844	31,638

			198			198		198

118	(98)	32	(5,025)	4,139	2,220	26,992	4,844	31,836

					(467)	(467)	56	(411)
(38)						(38)		(38)
	309					309	10	319
		(106)				(106)	(2)	(108)

(38)	309	(106)			(467)	(302)	64	(238)

				6,300		6,300	519	6,819

(38)	309	(106)		6,300	(467)	5,998	583	6,581

			4,139	(4,139)		0		0
						168		168
			67			67		67
			147			147	2	149
			23			23		23
			(214)			(214)		(214)
			(3,117)			(3,117)	(670)	(3,787)
			0			0	(146)	(146)
			(5)		(6)	(11)	(143)	(154)

80	211	(74)	(3,985)	6,300	1,747	30,053	4,470	34,523

					(2)	(2)	85	83
(33)						(33)		(33)
	14					14	4	18
	3					3		3
		(4)				(4)	(1)	(5)

(33)	17	(4)			(2)	(22)	88	66

				2,675		2,675	321	2,996

(33)	17	(4)		2,675	(2)	2,653	409	3,062

			6,300	(6,300)		0		0
						9		9
			24			24	1	25
			13			13		13
			26			26		26
			(3,386)			(3,386)	(591)	(3,977)
			0			0	(166)	(166)
16			(89)		38	(35)	(102)	(137)

63	228	(78)	(1,097)	2,675	1,783	29,357	4,021	33,378

The accompanying notes are an integral part of the consolidated financial statements.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

CONSOLIDATED  STATEMENT OF CHANGES IN EQUITY

(amounts in millions of euros, except for share data)

		Number of shares in issues	Share capital	Additional paid-in capital

	Note

Balance at January 1, 2007		2,606,673,130	10,427	15,179

Change in accounting policy upon application of IFRIC 13	1

Balance at January 1, 2007 after application of IFRIC 13		2,606,673,130	10,427	15,179

Unrealized foreign exchange gains (losses)
Gains (losses) on financial assets available for sale
Foreign exchange gains (losses) on cash flow hedges
Deferred tax on items recognized directly in equity

Total income and expense recognized directly in equity (A)

Net income for the 2007 first semester (B)

Total recognized income and expense for the period (A+B)

Allocation of 2006 net income
Capital increase (stock-options exercised)	6	2,238,711	9	36
Share-based compensation	6
Purchase of treasury shares	6
Dividends	6
Other movements

Balance at June 30, 2007		2,608,911,841	10,436	15,215

The accompanying notes are an integral part of the consolidated financial statements.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Attribuable to equity holders of France Télécom S.A.						Total	Minority interests	Total Equity
Retained earnings					Translation adjustments

Income (expense) recognized directly in equity			Other reserves	Net income
Assets available	Hedging instruments	Deferred taxes
for sale

118	(98)	32	(5,223)	4,139	2,220	26,794	4,844	31,638

			198			198		198

118	(98)	32	(5,025)	4,139	2,220	26,992	4,844	31,836

					49	49	14	63
(13)						(13)		(13)
	74					74	4	78
		(25)				(25)	(1)	(26)

(13)	74	(25)			49	85	17	102

				3,308		3,308	316	3,624

(13)	74	(25)		3,308	49	3,393	333	3,726

			4 139	(4 139)
						45		45
			137			137		137
			(211)			(211)		(211)
			(3,117)			(3,117)	(611)	(3,728)
			(11)		4	(7)	(204)	(211)

105	(24)	7	(4,088)	3,308	2,273	27,232	4,362	31,594

The accompanying notes are an integral part of the consolidated financial statements.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

CONSOLIDATED CASH FLOW STATEMENT

(amounts in millions of euros)

		Period ended	Period ended
	Note	June 30, 2008	June 30, 2007

OPERATING ACTIVITIES
Consolidated net income		2,996	3,624

Adjustments to reconcile net income/(loss) to funds generated from operations
Depreciation and amortization		3,841	4,007
Impairment of non-current assets		(22)	15
Gain on disposals of assets		(10)	(409)
Change in other provisions		(213)	(520)
Share of profits (losses) of associates		6	(1)
Income tax	4	1,266	543
Interest income and expense		1,064	1,226
Foreign exchange gains and losses, net		(443)	(148)
Derivatives		581	225
Share-based compensation		41	137

Change in inventories, trade receivables and trade payables
Decrease/(increase) in inventories (net)		204	30
Decrease/(increase) in trade accounts receivable		185	220
Increase/(decrease) in trade accounts payable		300	(399)

Other changes in working capital requirements
Decrease/(increase) in other receivables		(494)	(9)
Increase/(decrease) in other payables		(271)	(63)

Dividends and interest income received		154	114
Interest paid and interest rates effects on derivatives, net		(1,514)	(1,573)
Income tax paid		(445)	(467)

Net cash provided by operating activities		7,226	6,552

INVESTING ACTIVITIES

Purchases/sales of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets		(3,328)	(2,967)
Increase/(decrease) in amounts due to fixed asset suppliers		(287)	(376)
Proceeds from sales of property, plant and equipment and intangible assets		34	51

Cash paid for investment securities, net of cash acquired
Purchase of treasury shares by Mobistar	3	(74)	-
Silicomp		(5)	(89)
Other payments for investment securities		(95)	(39)

Proceeds from sales of investment securities, net of cash transferred
Tower Participations		-	254
Bluebirds		-	110
Other proceeds from sales of investment securities		36	48

Decrease/(increase) in marketable securities and other long-term assets
Escrow deposit		(56)	-
Other		411	164

Net cash used in investing activities		(3,364)	(2,844)

The accompanying notes are an integral part of the consolidated financial statements

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

		Period ended	Period ended
	Note	June 30, 2008	June 30, 2007

FINANCING ACTIVITIES

Issuances
Bonds convertible, exchangeable or redeemable into shares	5	2,775	2,856
Long-term debt	5	690	26

Redemptions and repayments
Bonds convertible, exchangeable or redeemable into shares	5	(4,007)	(2,581)
Long-term debt	5	(152)	(1,236)
Equity portion of hybrid debt		(5)	(8)

Increase/(decrease) in bank overdrafts and short-term borrowings		953	576
Decrease/(increase) in deposits and other debt-linked financial assets (including cash collateral)		(230)	(191)
Exchange rates effects on derivatives, net		(147)	(35)
Purchase of treasury shares	6	22	(229)
Capital increase	6	10	39
Minority shareholders' contributions	6	19	-
Dividends paid to minority shareholders	6	(552)	(531)
Dividends paid by France Telecom SA	6	(3,386)	(3,117)

Net cash used in financing activities		(4,010)	(4,431)

Net change in cash and cash equivalents		(148)	(723)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		3	18
Cash and cash equivalents at beginning of period		4,025	3,970

Cash and cash equivalents at end of period		3,880	3,265

The accompanying notes are an integral part of the consolidated financial statements

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 1	Accounting policies

This note describes the changes in accounting policies which have taken place since publication of the consolidated financial statements for 2007 and which have been used to prepare the interim financial statements at June 30, 2008.

1.1  Basis of preparation of the financial data

The consolidated financial statements and notes were approved by the Board of Directors at its meeting of July 30, 2008.

In accordance with European regulation n° 1606/2002 dated July 19, 2002, the consolidated financial statements for the first six months of 2008 have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as endorsed by the European Union (UE) and published by the IASB.

The interim financial statements have been prepared using the same accounting policies as the financial statements for the year ended December 31, 2007, with the exception of the changes described in paragraph 1.3 and the specific requirements of IAS 34.  As of June 30, 2008, the accounting standards and interpretations endorsed by the EU are similar to the compulsory standards and interpretations published by the IASB with the exception of the IAS 39 standard, only partially endorsed by the EU, which has no effect on Group accounts. Consequently, Group accounts are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

Where a specific transaction is not dealt with in any standards or interpretations, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

▪

present fairly the Group’s financial position, financial performance and cash flows;

▪

reflect the economic substance of transactions;

▪

are neutral;

▪

are prepared on a prudent basis; and

▪

are complete in all material respects.

1.2

Use of estimates

In preparing the Group accounts, France Telecom’s management is required to make estimates, insofar as many elements included in the financial statements cannot be measured with precision. These estimates may be revised if the underlying circumstances evolve or in the light of new information or experience. Consequently, estimates made at June 30, 2008 may subsequently be changed. The underlying assumptions used for the main estimates are similar to those used as of December 31, 2007.

1.3

New standards and interpretations

▪

First-Time Application of Standards and Interpretations by the Group since January 1, 2008

-

IFRIC 12 « Service Concession Arrangements » (not yet endorsed by the EU)

The application of this interpretration is without effect on the reported financial statements.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

-

IFRIC 13 « Customer Loyalty Programmes » (not yet endorsed by the EU)

Loyalty programs consist of granting future benefits to customers (such as call credit and product discounts).

IFRIC 13 changes the accounting treatment for loyalty programs applied by the Group until December 31, 2007, based on the French GAAP opinion 2004-E of CNC’s Comité d’Urgence (Emerging Issues Accounting Committee). According to IFRIC 13, loyalty programs should be valued at their fair value which is defined as the excess price over the sales incentive that would be granted to any new customer. Loyalty programs were formerly only valued on the basis of sales incentive granted to a loyal customer.

First-time application of IFRIC 13 is accounted for as a change in accounting policy in accordance with IAS 8. It is without effect on the consolidated net income and its main consequence is a decrease in the amount of deferred income relating to loyalty programs awarded.

The accounting consequences of such change in accounting policy are as follows:

(in milions of euros)	June 30, 2007			December 31, 2007
	Published	IFRIC 13 Impact	Restated	Published	IFRIC 13 Impact	Restated
Revenues	25,913	-	25,913	52,959	-	52,959

Consolidated net income	3,624	-	3,624	6,819	-	6,819

Retained earnings	(890)	198	(692)	2,334	198	2,532

Total equity	31,396	198	31,594	34,325	198	34,523

Deferred tax liabilities	1,631	99	1,730	1,440	99	1,539
Current provisions	1,269	(7)	1,262	1,599	(7)	1,592
Deferred income	3,153	(290)	2,863	3,275	(290)	2,985

▪

Standards and Interpretations compulsory after 2008 with no early Application decided by the Group

-

IFRS 8 « Operating Segments », applicable for financial years beginning after January 1, 2009.

The provisions of this standard may affect the structure of segment reporting and the way in which Cash Generating Units (CGUs) are grouped for the purpose of goodwill impairment testing. IFRS 8 states that each CGU of group of CGUs should not be larger than an operating segment. Some goodwills which are tested for impairment today at the level of the operating or geographical segment could be tested at a different level, which means that applying IFRS 8 could change the amount of impairment loss previously recorded.

The impacts of this standard’s future application are being analyzed.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

-

Amendment to IAS 23 « Borrowing Costs », applicable for financial years beginning after January 1, 2009 (not yet endorsed by the EU).

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that asset, unlike what has been applied so far by the Group. The revised standard shall be applied to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009.

A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. Consequently, given Group business, a limited number of assets should qualify for and the effects of this standard application should not be material.

-

IAS 1 (revised 2007) « Presentation of Financial Statements », applicable for financial years beginning on or after January 1, 2009 (not yet endorsed by the EU).

The consolidated statement of changes in equity will only present transactions between shareholders (owner changes), other components being included in a comprehensive income statement.

-

IFRS 3 « Business Combinations » and IAS 27 « Consolidated and Separate Financial Statements » (revised 2008), applicable to business combinations for which acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009, i.e. after January 1, 2010 for the Group (not yet endorsed by the EU).

Changes in a parent’s ownership interest in a subsidiary that do not result in a change of control will be accounted for as changes in equity. Moreover, the revised standard will allow for each takeover with an interest ownership below 100% to account goodwill either on a 100% basis or on the acquired interest ownership basis (without any subsequent change if case of additional purchase of minority interest).

-

Amendment to IFRS 2 « Vesting Conditions and Cancellations », applicable for financial years beginning after January 1, 2009 (not yet endorsed by the EU).

This amendment clarifies share-based payment vesting conditions (service conditions and performance conditions only). All cancellations, whether they result from a decision taken by the entity or by another party, will be accounted for on the same basis.

The impacts of this amendment are currently being analyzed.

-

Amendment to IAS 32 and IAS 1 « Puttable Financial Instruments and Obligations Arising on Liquidation », applicable for financial years beginning after January 1, 2009 (not yet endorsed by the EU).

Puttable instruments and obligations arising on liquidation will be classified within equity and no more within debt.

The Group does not hold such financial instruments at this date and is therefore not concerned by this amendment.

-

Amendment to IFRS 1 and IAS 27 « Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate », applicable for financial years beginning after January 1, 2009 (not yet endorsed by the EU).

This amendment deals only with separate financial statements and not consolidated financial statements. It is consequently without effect on the Group consolidated accounts.

-

« Improvements to IFRSs », applicable for financial years beginning after January 1, 2009 except for IFRS 5 which is applicable for financial years beginning after July 1, 2009, i.e. after January 1, 2010 for the Group (not yet endorsed by the EU).

The application of these improvements will be without effect on the reported financial statements.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 2	Segment information

France Telecom Group's management structure is based on: (i) business lines (Home, Personal, Enterprise) and (ii) management teams integrated at country level. Consequently, and in accordance with IAS 14 « Segment Reporting », the Group has defined the following three business segments as its basis for primary segment reporting:

▪

Personal Communication Services (PCS), covering the mobile telecommunications services activities in France, the United Kingdom, Spain, Poland, and the rest of the world. This segment includes all the Orange subsidiaries, as well as the mobile telephony business of FT España in Spain, TP Group (with its subsidiary PTK Centertel) in Poland, and that of other foreign companies in the Group;

▪

Home Communication Services (HCS), covering the fixed telecommunications services activities (fixed telephony, internet services, and services to operators) in France, Poland and the rest of the world, as well as revenues from distribution and from the support functions provided to other segments of France Telecom Group;

▪

Enterprise Communication Services (ECS), covering  business communications solutions and services in France and worldwide.

Each of the segments defined by the Group has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, distribution networks and other shared competencies.

The use of shared resources is taken into account in segment results based on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in inter-segment revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of the service user's « Gross Operating Margin ». The cost of shared resources supplied may be affected by changes in regulations and may therefore have an impact on the segment results disclosed from one year to another.

Gross Operating Margin (GOM) is one of the key measures used by France Telecom internally to i) manage and assess the results of its business segments, ii) make decisions with respect to investments and allocation of resources, and iii) assess the performance of the Group executive management. France Telecom’s management believes that GOM is meaningful for investors because it provides an analysis of its operating results and segment profitability using the same measure used by management. As a consequence and in accordance with IAS 14, paragraph 46, GOM is presented in the analysis by business segment.

GOM is not an explicit measure of financial performance measure under IFRS and may not be comparable to other similarly titled measures for other companies. GOM should not be considered an alternative to operating income as an indicator of France Telecom’s operating performance, or an alternative to cash flows from operating activities as a measure of liquidity. GOM corresponds to operating income before employee profit sharing, share-based compensation, depreciation and amortization expense, impairment of goodwill and other non-current assets, gains and losses on disposal of assets, restructuring costs and share of profits (losses) of associates. GOM is calculated by excluding i) employee profit sharing and share-based compensation expenses because such expenses are mainly based on either mandatory statutory requirements or depend mainly on the sale of shares by the French State and various shareholders decisions, ii) depreciation and amortization because such expenses reflect the impact of generally long-term capital investments that cannot be significantly influenced by management in the short-term and iii) impairment charges, restructuring costs and gain and losses on disposals of assets because these elements can be both infrequent and material and are by their nature unpredictable in their amount and/or their frequency.

Segment results correspond to operating income, excluding gains and losses on disposals of assets not directly related to the segment concerned.

The Group has six geographical segments, including four main geographical markets (France, the United Kingdom, Poland and Spain), the rest of Europe and the rest of the world.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

2.1 Analysis by business segment

2.1.1 Main operating indicators by business segment for the period ended June 30, 2008

(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	Total France Telecom
Revenues	14,381	11,370	3,840	(3,287)	26,304
- external	13,895	8,805	3,604	-	26,304
- inter-segment	486	2,565	236	(3,287)	-
External purchases	(7,921)	(4,252)	(2,377)	3,287	(11,263)
Other operating income	96	528	50	(472)	202
Other operating expense	(839)	(707)	(93)	472	(1,167)
Labour expenses : - Wages and employee benefit expenses	(663)	(3,064)	(674)	-	(4,401)
Gross Operating Margin	5,054	3,875	746	-	9,675
- Employee profit-sharing	(23)	(114)	(9)	-	(146)
- Share-based compensation	(7)	(27)	(7)	-	(41)
Depreciation and amortization	(2,072)	(1,592)	(177)	-	(3,841)
Impairment of non-current assets	-	30	(8)	-	22
Gains (losses) on disposal of assets	-	-	-	10	10
Restructuring costs	(46)	(151)	(5)	-	(202)
Share of profits (losses) of associates	4	(10)	-	-	(6)
Operating income					5,471
- allocated by segment	2,910	2,011	540	-	5,461
- non-allocable	-	-	-	10	10
Interest expenses, net	-	-	-	(1,156)	(1,156)
Foreign exchange gains (losses)	-	-	-	4	4
Discounting expense	-	-	-	(57)	(57)
Income tax	-	-	-	(1,266)	(1,266)
Consolidated net income					2,996

Non-cash income and expense items included in operating income allocated by business segment	(2,140)	(1,328)	(180)	-	(3,648)

Investments in property, plant & equipment and intangible assets
- excluding telecommunications licenses	1,391	1,586	157	-	3,134
- telecommunications licenses	194	-	-	-	194
- financed through finance leases	22	120	13	-	155
Total investments (1)	1,607	1,706	170	-	3,483

(1)

Including 926 million euros for other intangible assets and 2,557 million euros for property, plant and equipment.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

2.1.2 Main operating indicators by business segment for the period ended June 30, 2007

(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	Total France Telecom
Revenues	14,107	11,168	3,800	(3,162)	25,913
- external	13,628	8,698	3,587	-	25,913
- inter-segment	479	2,470	213	(3,162)	-
External purchases	(7,724)	(4,044)	(2,423)	3,161	(11,030)
Other operating income	123	518	59	(464)	236
Other operating expense	(805)	(846)	(89)	464	(1,276)
Labour expenses: - Wages and employee benefit expenses eeexpeexpenses	(727)	(3,001)	(699)	-	(4,427)
Gross Operating Margin	4,974	3,795	648	(1)	9,416
- Employee profit-sharing	(31)	(117)	(11)	-	(159)
- Share-based compensation	(4)	(121)	(12)	-	(137)
Depreciation and amortization	(2,223)	(1,573)	(212)	1	(4,007)
Impairment of non-current assets	-	2	(17)	-	(15)
Gains (losses) on disposal of assets	-	-	-	409	409
Restructuring costs	(4)	(36)	(5)	-	(45)
Share of profits (losses) of associates	1	-	-	-	1
Operating income					5,463
- allocated by segment	2,713	1,950	391	-	5,054
- non-allocable	-	-	-	409	409
Interest expenses, net	-	-	-	(1,240)	(1,240)
Foreign exchange gains (losses)	-	-	-	1	1
Discounting expense	-	-	-	(57)	(57)
Income tax	-	-	-	(543)	(543)
Consolidated net income					3,624

Non-cash income and expense items included in operating income allocated by business segment	(2,216)	(1,213)	(217)	-	(3,646)

Investments in property, plant & equipment and intangible assets
- excluding telecommunications licenses	1,537	1,232	198	-	2,967
- telecommunications licenses	-	-	-	-	-
- financed through finance leases	11	-	2	-	13
Total investments (1)	1,548	1,232	200	-	2,980

(1)

Including 643 million euros for other intangible assets and 2,337 million euros for property, plant and equipment.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

2.2 Analysis by geographical segment

2.2.1 Revenue contribution

	Period ended
(in millions of euros )	June 30, 2008 (1)	June 30, 2007 (1)
France	14,068	13,674
United Kingdom	3,086	3,263
Poland	2,573	2,312
Spain	1,997	1,899
Rest of Europe	2,463	2,748
Rest of the world	2,117	2,017
Group total	26,304	25,913

(1)

The revenue of the Equant companies are allocated by geographical area.

2.2.2 Investments in property, plant & equipment and intangible assets (including finance leases and telecommunications licenses)

	Period ended
(in millions of euros )	June 30, 2008 (1)	June 30, 2007 (1)
France	1,803	1,422
United Kingdom	210	217
Poland	350	332
Spain	248	284
Rest of Europe	262	300
Rest of the world	610	425
Group total	3,483	2,980

(1)

The investments in property, plant & equipment and intangible assets of the Equant companies are allocated by geographical area.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 3	Main acquisitions disposals of companies and changes in scope of consolidation

▪

Increase of ownership in Mobistar

During the first half of 2008, Mobistar purchased 2% of its own shares for a total of 74 million euros. France Telecom's interest in Mobistar therefore rose from 50.2% to 51.2%. Goodwill relating to this transaction amounted to 28 million euros.

In addition, in May 2008, Mobistar reduced its capital by an amount of 248 millions euros. This operation, without effect on France Telecom's percentage interest  in Mobistar, results in a decrease of minority interests by an amount of 120 million euros. The proceeds had not yet been paid at June 30, 2008.

NOTE 4	Income tax

The tax expense in the income statement breaks down as follows:

	Period ended
(in millions of euros)	June 30, 2008	June 30, 2007
Income tax	(1,266)	(543)
- Current taxes	(360)	(300)
- Deferred taxes	(906)	(243)

At June 30, 2007, 584 million euros of deferred tax assets had been recognized by the France tax group, partially offsetting the (931) million euros expense of the half year. The deferred tax expense for this period had also been decreased by 84 million euros due to the change in United Kingdom’s income tax rate.

At June 30, 2008, the France tax group accounted for a (1,081) million euros deferred tax expense.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 5	Net financial debt

5.1  Net financial debt, repayment schedule and liquidity position

Net financial debt as defined and used by France Telecom corresponds to total financial liabilities excluding liabilities linked to operations (converted at the year-end closing rate), less (i) derivative instruments carried in assets for trading, cash flow hedges, fair value hedges and net investment hedges, (ii) cash collateral paid on derivative instruments, (iii) cash and cash equivalents and financial assets at fair value, and (iv) deposits paid on certain specific transactions (if the related debt is included in gross financial debt). The Group has set up derivatives that are eligible for cash flow hedge and net investment hedge accounting. The underlying items hedged by these derivatives (future cash flows, net investment) are not included in the calculation of net financial debt, whereas, their market value is included in the calculation. The lines "Effective portion of cash flow hedges" and "Unrealized portion of net investment hedges" are added to net financial debt in order to offset this temporary difference.

The table below provides an analysis of the change in net financial debt:

(in millions of euros)	Net financial debt
Balance at January 1, 2008	37,980
Changes in:
Bonds	(2,263)
Bank loans	1,107
Commercial papers	333
Net derivative instruments	407
Changes in cash collateral paid on derivative instruments	(206)
Matured negotiable debt securities	430
Changes in cash and cash equivalents	145
Other changes	271
Balance at June 30, 2008	38,204

5.2  Main debt issues and redemptions

▪

During the first half of 2008, France Telecom S.A. made the following bond issues:

-

in March 2008, 400 million euros maturing on February 2017 and bearing interest at 4.75%;

-

in March 2008, 225 million euros maturing on February 2012 and bearing interest at 4.375%;

-

in March 2008, 150 million euros maturing on October 2015 and bearing interest at 3.625%;

-

in May 2008, 1,250 million euros, maturing on May 2018 and bearing interest at 5.625%;

-

in May 2008, 750 million euros, maturing on May 2014 and bearing interest at 5.25%.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

▪

During the first half of 2008, France Telecom S.A. made the following bond redemptions:

-

in March 2008, 69 million euros bearing interest at TEC10 less a margin of 0.13;

-

in March 2008, 3,114 million euros bearing interest at 6.75%;

-

in April 2008, 457 million euros bearing interest at 5.4%;

-

in May 2008, 500 million dollars bearing interest at 6%.

▪

During the first half of 2008, France Telecom made the following issues and redemptions of bank loans:

-

in April 2008, issue of 200 million euros by France Telecom S.A., maturing on April 2014 and bearing interest at 5.2%;

-

in March 2008, redemption of 40 million euros by France Telecom S.A.;

-

during the first half of 2008, use by TP Group of its credit lines for a net amount of 597 million euros;

-

during the first half of 2008, use by ECMS of its credit lines for an amount of 135 million euros.

▪

In March 2008, France Telecom S.A. bought back perpetual bonds redeemable for France Telecom shares (TDIRAs) for an amount of 51 million euros, among which 42 million euros related to the debt component. This buy-back resulted in booking a charge before tax of 3 million euros.

On May 29, 2008, the ratio of new France Telecom ordinary shares for one TDIRA was adjusted in accordance with the issuing agreement. The ratio is now 431.3203 shares for one TDIRA for the Bank Tranche (i.e. redemption price of 32.69 euros based on the 14,100 euro nominal value of the TDIRA) and 365.2824 shares for one TDIRA for the Supplier Tranche (i.e. redemption price of 38.60 euros).

The ratio of the bonds convertible and/or exchangeable into new or existing shares (OCEANE) was also adjusted: the ratio is now 100.512 shares per bond (i.e. redemption price of 25.68 euros).

5.3  Main changes in credit lines

New credit lines have been negotiated during the first half of 2008:

▪

TP Group: on June 30, 2008, negotiation of a revolving loan agreement for an amount of 1,000 million zlotys, maturing on June 2009, with an option to extend for twelve months.

▪

ECMS: on February 27, 2008, negotiation of a credit line of 2,200 million Egyptian pounds (shown at 100%), maturing on February 2015.

5.4  France Telecom’s debt ratings as at June 30, 2008

At June 30, 2008, France Telecom’s debt ratings remain unchanged compared to December 31, 2007.

5.5  Management of covenants

At June 30, 2008, the calculated ratios meet the required conditions.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 6	Equity

At June 30, 2008, France Telecom S.A.’s share capital amounted to 10,459,138,860 euros, comprising 2,614,784,715 ordinary shares with a par value of 4 euros each.

At June 30, 2008, the French government owned 26.69% of France Telecom S.A.’s share capital either directly or indirectly through ERAP and 26.79% of its voting rights.

6.1  Changes in share capital

During the period ended June 30, 2008, France Telecom S.A. issued 435,804 new shares following the exercise of stock options, including :

▪

5,350 shares as part of the plans granted by France Telecom S.A. between 2005 and 2007 ;

▪

109,464 shares as part of the plans granted by Wanadoo between 2000 and 2003, then transferred to France Telecom S.A. when the merger of Wanadoo occurred ; and

▪

320,990 shares as part of the plans granted by Orange between 2001 and 2003 for which the holders received options liquidity instruments.

The issuance of these new shares will be noted by the Board of Directors on its first meeting after December 31, 2008 at the latest.

During the period ended June 30, 2008, the weighted average number of ordinary shares outstanding was 2,604,781,396 and the weighted average number of ordinary and dilutive shares was 2,767,731,947.

6.2  Treasury shares

Pursuant to the authorization of the Shareholders' Meeting of May 21, 2007, the Board of Directors implemented a share buyback program (“2007 Buyback Program”). The description of the program was published on May 21, 2007.

On May 27, 2008, pursuant to the authorization of the Shareholders' Meeting held on the same day, the Board of Directors implemented a new share buyback program (“2008 Buyback Program”), and terminated the 2007 Buyback Program for the unused part with immediate effect. The description of the 2008 Buyback Program was published on May 28, 2008.

The liquidity contract entered into on May 9, 2007 with an investment services provider was renewed on its anniversary date for one year and has continued within the 2008 Buyback Program. An amount of 100 million euros has been allocated to the liquidity account for purposes of implementing the contract.

During the first half of 2008, France Telecom did not buy back any shares except as part of the liquidity contract.

At June 30, 2008, France Telecom owned 9,663,540 treasury shares (including 550,000 shares as part of the liquidity contract), recorded as a reduction in equity.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

6.3  Share-based payments and equivalents

Free Share Award or Cash Incentive Plan – International

To complete the Free share award plan granted in France, an International plan was granted in different countries.

The shares will be vested on December 4, 2009 (December 4, 2011 in the United Kingdom). In some countries where regulatory, tax or social conditions do not allow free share award plans, beneficiaries of the International plan will receive a cash incentive amount corresponding to the France Telecom S.A. share price on December 4, 2009.

Vesting conditions of the International plan are similar to those of the France plan.

The shares awarded may not be sold for a period of two years (three years for Spain) after the vesting date, i.e. until December 4, 2011 (December 4, 2012 for Spain).

The fair value of the plan has been determined using a binomial model based on the following assumptions :

	Free Share Award Plan	Cash Incentive Plan
Grant date (1)	03/18/2008	03/18/2008
Vesting date	12/04/2009 or 12/04/2011	12/04/2009
End of the non-transferability period	12/04/2011 or 12/04/2012	-
Price of underlying at the grant date	21.50 €	21.50 €
Subscription price (nil in the case of a free share award plan)	0.00 €	-
Expected dividend payout rate	6.0%	6,0%
Risk-free yield	3.48%	3.48%
Lending-borrowing rate (2)	5.24%	-
Fair value of the benefit granted to the employees	from 17.21 € to 17.95 €	19.40 € (3)

(1)

Corresponding to the individual information date of beneficiaries.

(2)

If applicable, corresponding to the lending-borrowing rate on France Telecom share used to calculate the non-transferability cost.

(3)

In the case of a cash incentive plan, the fair value of the benefit granted to employees is updated at each closing date depending on the evolution of the France Telecom S.A. share price.

The fair value of the free shares awarded amounts to 50 million euros, including a non-transferability cost of 3 million euros. The non-transferability discount was estimated by valuing the cost of a hedging strategy (whose market assumptions are mentioned above) combining the forward sale of the non-transferable shares and the purchase in cash, financed by a loan fully redeemable at maturity,  of an equivalent number of transferable shares.

An amount of 8 million euros (social expenses included) was booked on June 30, 2008 with a corresponding entry in :

▪

Equity (5 millions) ;

▪

Payroll and social debts (3 million euros) for the fraction of the plan providing for cash payment.

An additional amount estimated at 42 million euros will be recognized over the vesting period to December 4, 2011.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

6.4  Dividends

France Telecom’s Shareholders’ Meeting, held on May 27, 2008, decided to distribute to France Telecom shareholders a cash dividend  of 1.30 euro per share in respect of 2007. The dividend was paid on June 3, 2008 for a total amount of 3,386 million euros.

6.5  Cumulative translation adjustment

At June 30, 2008, the translation adjustment is mainly due to the variation of the pound sterling for an amount of (473) million euros, of the zloty for an amount of 398 million euros and of the slovak koruna for an amount of 113 million euros.

6.6  Minority interests

At June 30, 2008, net income attributable to minority interests related mainly to TP Group (209 million euros), FT Espana ((82) million euros), Sonatel Group (45 million euros) and Mobistar (74 million euros).

At June 30, 2008, dividends paid out to minority shareholders mainly concerned TP Group (303 million euros), Sonatel Group
(115 million euros) and Mobistar (85 million euros).

At June 30, 2008, minority interests reflected on the balance sheet related mainly to TP Group (2,016 million euros), FT Espana
(963 million euros), Sonatel Group (450 million euros) and Mobistar (215 millions euros).

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 7	Litigation, contractual obligations and off-balance sheet commitments

7.1  Litigation and claims

This note describes any new governmental, judicial or arbitration proceedings and any developments in existing litigation since the publication of the financial statements for the year ended December 31, 2007, which may have or which have had during the past six months any significant effects on the financial situation or the profitability of the Group. At June 30, 2008, France Telecom had 470 million euros in provisions recorded on its balance sheet to cover all the litigation proceedings in which it is involved
(472 million euros at December 31, 2007).

▪

European Commission proceedings, investigations and inquiries

-

On May 20, 2008, the European Commission announced that it had launched formal inquiry proceedings concerning the pension plan for French civil servants employed by France Telecom. This step follows a complaint from Bouygues Telecom initiated in 2002 concerning the pension plan implemented by the French law of July 26, 1996 whose object and effect was to bring the financing of the pension plan for French civil servants employed by France Telecom into line with pension plans applicable to employees of France Telecom competitors. As part of the new regime implemented by the 1996 law, France Telecom made an exceptional payment of 5.7 billion euros to the French State in 1997 and, since then, has made annual contributions in full discharge of its liabilities.

France Telecom considers that these payments ensure that the method of financing the pension plan for civil servants employed by France Telecom complies with the rules applicable under European law that were set out by the Commission in October 2007 in a decision on the method for financing the pension plan for civil servants at La Poste; and that this regime is not unfavourable to the French State and does not result in special advantages for France Telecom.

-

In connection with the ongoing litigation regarding the special French business tax regime imposed on France Telecom from 1991 to 2002 and following the European Court of Justice’s ruling against France for failure to execute the European Commission’s decision, discussions continued between the French authorities and the European Commission staff, with France Telecom’s participation, with a view to reaching an agreement between the French authorities and European Commission staff on the amount to be placed in the escrow account in order to avoid the launching before the ECJ of new proceedings for non-execution. As a result, the Board of Directors meeting of July 30, 2008 decided to increase the escrow amount by 151 million euros, bringing the total payments made into the escrow account amount to 964 million euros. The amount in escrow will be transferred to the French State should the appeal of the August 2, 2004 Commission decision be dismissed by the European Court of First instance. In the contrary event, it will be returned to the full possession of France Telecom. This agreement does not imply approval by the French authorities or France Telecom of the valuation of the alleged incompatible State aid made by the Commission staff. The oral hearing preceding the decision of the European Court of First Instance could take place before the end of 2008. The assessment of the risk in this litigation is unchanged and the risk continues to be classified as a contingent liability as defined by IAS 37 «Provisions, Contingent Liabilities and Contingent Assets».

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

▪

Proceedings with national competition authorities

-

On February 12, 2008, the Competition Council rejected Free’s request for injunctive relief concerning the conditions of access to existing civil engineering infrastructure established on the public domain for deploying new optical local loops on the residential market (FTTH). The Competition Council acknowledged that France Telecom was engaged since October 2007 before the Arcep in a constructive process to develop an offer to access its cable ducts. It considered that there was no serious and immediate threat to competition justifying the pronouncement of the measures requested. On the other hand, it decided to pursue its investigation into the substance of the case.

▪

Civil proceedings

-

In connection with the claim brought in December 2004, following the January 16, 2008 dismissal ruling by the Frankfurt first instance tribunal, the court-appointed liquidator in the personal bankruptcy of Gerhard Schmid, former CEO of MobilCom, lodged an appeal from this ruling on January 18 with the Court (Oberlandesgericht) of Frankfurt.

-

In March, 2008, Nerim withdrew its 57 million euros damages claim before the Paris Commercial Court against France Telecom for alleged anti-competitive practices from Wanadoo and Transpac. This development brings the proceedings to an end.

-

On June 25, 2008, Free brought proceedings before the Paris Commercial Court seeking an injunction ordering the suspension of the sale of the «Orange Foot» service which is linked to the subscription for an Orange multi service ADSL access offer. The court rejected the injunction request on July 1, 2008, ruling that Orange had neither breached the French Consumer Code nor engaged in acts of unfair competition. Free has appealed the decision.

▪

International arbitration proceedings

-

In connection with the arbitration proceedings between the Danish company DPTG and TP S.A., on February 8, 2008, the President of the Austrian Federal Economic Chamber sustained the challenge filed by TP S.A. against the chairman of the arbitral tribunal for lack of impartiality. A new chairman was named and, on June 12, 2008, scheduled procedural dates through April 2009.

There are no other governmental, judicial or arbitration proceedings, including any proceedings of which France Telecom is aware, either pending or threatened, and either new or having evolved since the date the consolidated financial statements at
December 31, 2007 were published, which may have or which have had in the past six months any significant effects on the financial position or the profitability of the Group.

7.2

Contractual obligations and off-balance sheet commitments

The main changes in the contractual obligations reflected on the balance sheet during the first half of 2008 concerned changes in net financial debt as described in note 5. The main event during the first half of 2008 affecting off-balance sheet commitments and contractual obligations is as follows :

▪

In February 2008, Orange purchased three packages involving rights to air Ligue One matches among the twelve packages put up for sale by the French Football League for the forthcoming four seasons. The total commitments are for a maximum amount  of 961 million euros payable by instalments through 2012.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 8	Subsequent events

▪

Repurchase of bonds redeemable into shares (TDIRAs)

On July 9, 2008, France Telecom redeemed 39,555 TDIRAs from the Bank Tranche for a nominal amount of 558 million euros, raising to 43,196 the number of repurchased TDIRAs from the Bank Tranche since the beginning of 2008. After these redemptions and after taking into account redemptions made since their issue, 231,823 TDIRAs remain outstanding, including 144,801 for the Bank Tranche and 87,022 for the Supplier Tranche, for a nominal amount of 3,269 million euros.

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Payment of an interim dividend

During its meeting held on July 30, 2008, the Board of Directors decided to distribute an interim dividend. This interim dividend will amount to 60 euro cents per share, i.e 1,563 million euros on the basis of the existing number of shares existing as of June 30, 2008. It will be paid by France Telecom S.A. on September 11, 2008. As of June 30, 2008, France Telecom S.A.’s net income for the period amounted to 4,371 million euros and its retained earnings amounted to 12,454 million euros.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: August 1, 2008	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer